FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of September 12, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

              Signet Group plc - Blocklisting application

Application has been made to the UK Listing Authority of the FSA, and to the
London Stock Exchange for the blocklisting of 2,000,000 Ordinary shares of 0.9 cent in Signet Group plc ranking pari passu with the existing Ordinary shares, to the Official List.

These shares will be allotted pursuant to the rules of the Signet Group plc
Sharesave Scheme (1,100,000) and Signet Group plc US Stock Savings Plan
(900,000).

Enquires:

Mark Jenkins - Group Company Secretary

+44 207 317 9711

12 September 2007

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   September 12, 2007